FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing that Banco de Chile and Citigroup Inc. have amended the Amended and Restated Trademark License Agreement dated November 29, 2019.

Santiago, December 11, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: ESSENTIAL INFORMATION.

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter 18-10 of the Restated Regulations of Banks of the Financial Market Commission (CMF) and General Rule No. 30 of the CMF, I hereby inform you as an essential information that, on this date, Banco de Chile and Citigroup Inc. have amended the Amended and Restated Trademark License Agreement dated November 29, 2019, whereby a license to use certain brands was granted to Banco de Chile. The amendment is referred to the scope of use of such brands, having been the authorization and possibility for the Bank to use them circumscribed to certain products and services of enterprise and corporate banking, investment banking and other businesses, as well as outside the offices of the Banco Edwards network of Banco de Chile.

The Banco de Chile’s Board, in meeting No. BCH 3,021 of November 28, 2024, approved the amendment to the aforementioned agreement, in the terms provided by articles 146 et seq. of the Chilean Corporations Act (Ley de Sociedades Anónimas).

Sincerely,

Eduardo Ebensperger Orrego
CEO
Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2024

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

3